

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 30, 2009

<u>VIA U.S. MAIL AND FAX 310-943-1630</u>

Mr. David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

  Re: **Motorcar Parts of America, Inc.**
     Form 10-K for the year ended March 31, 2008
     Filed June 16, 2008
     File No. 001-33861

Dear Mr. Lee:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Annual Period Ended March 31, 2008

1.   We note you have filed pursuant to Rule 424(b)(3) a number of prospectus supplements
        to your registration statement on Form S-1 File No. 333-144887. In the future, please
        ensure that where information individually or in the aggregate, represents a fundamental
        change in the information set forth in the registration statement you use a post-effective
        amendment as appropriate. Please see Section 10(a)(3) and Rule 408 of the Securities
        Act and Item G.9 of our Compliance & Disclosure Interpretations regarding Securities
        Act Forms, available at
        http://www.sec.gov/interps/telephone/cftelinterps_securitiesactforms.pdf, and Section
        V.B.3 of Release 33-8591 (July 19, 2005), available at http://www.sec.gov/rules/final/33-
        8591fr.pdf.

2.   We note you do not appear to have held an annual meeting since November 29, 2005 or
        filed any proxy or information statements since that meeting. Please provide us with
        your analysis of how not doing so is consistent with your obligations under the terms of
        your by-laws, Section 602(b) of the New York Business Corporation Law and Rule
        4350(e) of the NASDAQ Stock Market Rules. In future filings, please add appropriate
        risk factor disclosure regarding your lack of having an annual meeting, including your
        reasons for not having such a meeting and the potential impact on the company and on
        shareholders of not having such a meeting.

Item 9A. Controls and Procedures, page 38

Changes in Internal Control over Financial Reporting, page 38

3.   You disclose that "[m]anagement has remediated all items reported as material
        weaknesses and significant deficiencies from prior year's annual report." Please tell us
        and disclose in future filings, consistent with Item 308(c) of Regulation S-K, the nature of
        any change in your internal control over financial reporting that occurred during your last
        fiscal quarter that has materially affected, or is reasonably likely to materially affect, your
        internal control over financial reporting.

Compensation Discussion and Analysis, page 43

4.   We believe that investors will benefit from a more insightful analytical discussion of how
        you arrived at the particular levels and forms of compensation paid in 2008 and why you
        believe your compensation decisions are consistent with your overall compensation
        objectives and philosophies. Consistent with the requirements of Item 402(b) of
        Regulation S-K, please provide in future filings a complete qualitative and quantitative
        discussion linking your compensation objectives and policies with the actual amounts
        paid to your named executive officers. To assist you with the development of a more
        comprehensive Compensation Discussion and Analysis, please refer to the ample amount

of publicly available guidance the Division of Corporation Finance has issued in this regard, most recently, Director White's October 21, 2008 speech, entitled "Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009," which is available at our website. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the additional following areas:

- appropriate analysis and insight into how the Committee determined specific payouts of each element of executive compensation;
- Mr. Joffe's role in the setting of his own and the other named executive officers compensation;
- benchmarking of the elements of your compensation program, including a discussion of specific companies you use to compare salary ranges; and
- appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.

5.   In future filings, please replace vague disclosure with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to "internal equity of salaries of individuals in comparable positions and markets," "individual performance and contribution to our company" and "internal equity of salaries of individuals in comparable positions and markets" please disclose with specificity how you define those terms. Avoid the use of boilerplate disclosure in this section including your description of how compensation amounts are set by the committee. Instead, specifically describe how the company determined individual elements of compensation.

6.   In future filings, please clarify who is making the decisions on compensation, whether it is the full board, the compensation committee, Mr. Joffe or other third-parties. For example in the third paragraph on page 43 you state that "Mr. Joffe currently sets or negotiates the salary to be paid to our other officers and makes recommendations with respect to bonus and option grants to be provided to these other officers." Please clarify who receives his recommendations, the committee or the whole board? Also, if he negotiates salary for the other named executive officers, does that mean the compensation committee is not involved in the process of setting those amounts? Where the CEO is involved in the process, please provide the disclosure requested by Item 402(b)(2)(xv) of Regulation S-K and ensure that you have provided the disclosure required by Item 407(e)(4).

7.   In the discussion related to the determination of bonuses, we note you state "Mr. Joffe used the guidelines of an outside consultant." In future filings, please identify the consultant and provide all information requested by Item 407 (e)(3)(iii) of Regulation S-K.

Summary Compensation Table, page 46

8.   Please clarify in future filings the amount of Mr. Joffe's base salary. For example, his
        Amended and Restated Employment Agreement filed as Exhibit 10.1 to the current report
        on Form 8-K filed on January 7, 2009 lists his base salary as being $500,000. However,
        the table here identifies it as being $524,000 and on page 50 you describe his base salary
        as being $542,000.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 59

9.   We note your disclosure regarding related person transactions that the Board of Directors,
        or a committee thereof, will "review, approve and/or ratify such transactions as they
        arise." In future filings, please expand your disclosure to more closely conform to the
        requirements of Item 404(b) of Regulation S-K. For example, include a discussion of
        whether your guidelines are in writing, the types of transactions that are covered by such
        policies and procedures, and the standards to be applied pursuant to such policies and
        procedures.

Item 15. Exhibits, page 61

10.   We note 96% of your sales are to five customers and your disclosure on page 5 that
        "[a]ny meaningful reduction in the level of sales to any of these customers, deterioration
        of any customer's financial condition or the loss of a customer could have a materially
        adverse impact upon us." As such, it appears you should file agreements with these
        customers as exhibits pursuant to 601(10)(ii)(b). Please confirm that you will file these
        agreements in future filings or provide us with a detailed analysis of why you do not
        believe such agreements are required to be filed as exhibits. Also, it appears you have
        not filed your April 6, 2004 agreement with AutoZone Parts, Inc. rather you only have
        filed the addenda to the Vendor Agreement dated May 8, 2004, please clarify.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Jay Mumford at (202) 551-3601 if you have questions on other comments.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant